UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Building 1, Lane 618
Dingyuan Road, Songjiang District
Shanghai 201616, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Zuoan Fashion Limited

TABLE OF CONTENTS

Item

1	Press release

Item 1
Zuoan Fashion Limited Announces
First Quarter 2014 Financial Results

~ Company Meets 1Q14 Revenue and Gross Margin Guidance ~

Shanghai, China, July 29, 2014 – Zuoan Fashion Limited (NYSE: ZA) (“Zuoan” or the “Company”), a leading design-driven fashion casual menswear company in China, today announced its financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Financial Highlights

•	Revenues in the first quarter of 2014 were RMB189.2 million ($30.4 million), a decrease of 36.1% from RMB296.3 million in the same quarter of 2013.

•	Gross profit in the first quarter decreased 44.2% year over year to RMB75.5 million ($12.1 million) from RMB135.5 million in the same quarter of 2013.

•	Gross margin was 39.9% compared to 45.7% in the prior year period.

•	Net income was RMB27.9 million ($4.5 million), a decrease of 62.2% from RMB73.8 million in the same quarter of 2013.

•
Diluted earnings per ordinary share was RMB0.25 ($0.04) in the first quarter, equivalent to RMB1.00 ($0.16) per ADS, compared to diluted earnings per ordinary share of RMB0.66 ($0.11) or RMB2.65 ($0.43) per ADS in the first quarter of 2013.

James Hong, Founder, Chairman and Chief Executive Officer, commented, “The ongoing downturn in China’s retail industry has had an impact on many retailers and their supply chain partners, including Zuoan. In spite of these challenges, we are pleased to have met our revenue guidance and continue to generate positive cash flows from our operations. Although the general market environment is not expected to improve in the short term, we believe that many of the macro challenges that impacted our business over the last year are slowly abating. As our growth returns to improved levels, we will remain prudent with spending and ensure our resources are applied to the most relevant areas of our business to ensure revenue and profit growth ahead. While many of our smaller competitors are expected to endure more challenges ahead, we are confident Zuoan is on a gradual path to recovery, enabling us to be a stronger player in China’s fashion casual menswear industry.”

First Quarter 2014 Financial Performance

Revenue for the first quarter of 2014 was RMB189.2 million ($30.4 million), representing a decrease of 36.1% from RMB296.3 million in the same quarter of 2013. This was primarily driven by a decrease in sales volume from company distributors due to the economic downturn in China since 2013 as well as the 3% decrease in wholesale price from the retail price since third quarter of 2013. During the quarter, distributor sales decreased by 36.2% to RMB187.1 million from RMB293.1 million in the same quarter of 2013. First quarter 2014 self-operated direct store sales decreased to RMB2.1 million from RMB3.1 million in the same quarter of 2013.

A net total of 6 distributor and sub-distributor stores were opened and 1 self-operated direct store was closed in the first quarter of 2014, resulting in a total of 1,087 store locations as of March 31, 2014 compared to 1,362 store locations as of March 31, 2013 and 1,082 store locations as of December 31, 2013.

Cost of sales decreased by 29.3% to RMB113.7 million ($18.3 million) in the first quarter of 2014 from RMB160.8 million in the same quarter of 2013, primarily due to the sales decrease in the first quarter.  As a percentage of revenues, cost of sales increased to 60.1% in the first quarter of 2014 from 54.3% in the same quarter of 2013.

Gross profit decreased by 44.2% to RMB75.5 million ($12.1 million) from RMB135.5 million in the first quarter of 2013.  First quarter 2014 gross margin was 39.9% compared to 45.7% in the same quarter of 2013. The decrease in gross margin was primarily due to the aforementioned decrease in wholesale pricing. Gross margin at the Company’s self-operated direct stores and distributor stores was 44.4% and 39.9%, respectively.

Selling and distribution expenses in the first quarter were RMB24.6 million ($4.0 million), or 13.0% of revenue, compared to RMB26.5 million, or 8.9% of revenue in the same quarter of 2013.  The percentage increase was primarily due to the increase in the advertising and promotion expenses for the marketing activities carried out to attract the brand awareness since third quarter of 2013.

Administrative expenses in the first quarter were RMB12.4 million ($2.0 million), or 6.5% of revenue, compared to RMB10.3 million, 3.5% of revenue in the same quarter of 2013. This percentage increase was primarily due to the depreciation charges of leasehold improvement of our office building located in Shanghai which has been occupied since second quarter of 2013.

Effective tax rate in the first quarter was 26.0% compared to 25.2% in the same quarter of 2013.

Net income for the first quarter decreased by 62.2% to RMB27.9 million ($4.5 million) from RMB73.8 million in the same quarter of 2013.  First quarter net margin was 14.7% compared to 24.9% in the first quarter of 2013.

Diluted earnings per ordinary share were RMB0.25 ($0.04) in the first quarter of 2014, equivalent to RMB1.00 ($0.16) per ADS, compared to diluted earnings per ordinary share RMB0.66 ($0.11) or RMB2.65 ($0.43) per ADS in the first quarter of 2013. The Company’s diluted number of shares outstanding were 111.3 million in the first quarter ended March 31, 2014.

As of March 31, 2014, the Company had cash, cash equivalents of RMB1,461.7 million ($235.1 million), compared to RMB1,227.4 million as of December 31, 2013.  Net cash provided by operating activities was RMB232.7 million ($37.4 million) in the three months ended March 31, 2014, compared to RMB208.2 million in the three months ended March 31, 2013.

Outlet Type:	1Q2013	1Q2014

Direct Stores	7	6

Distributor and Sub-distributor Stores	1,292	1,027

Distributor-Operated Flagship Stores	63	54

Total:	1,362	1,087

Financial Outlook

For the second quarter of 2014, the Company currently anticipates revenue in the range of RMB230-RMB250 million ($37.0-$40.2 million), gross margin of approximately 30-33%, net loss of approximately RMB3.0– RMB5.0 million ($0.5 - $0.8 million) and basic and fully diluted loss per share of approximately RMB0.03 ($0.004) - RMB0.04 ($0.007), equivalent to RMB0.11 ($0.02) – RMB0.18 ($0.03) per ADS.

Approximately 160-180 net retail stores are expected to be closed by distributors and sub-distributors in the second quarter of 2014.

Conference Call Information

Zuoan’s management will host a conference call on July 29th, 2014 at 8:30 AM ET to discuss financial results. Listeners may access the call by dialing #1-719-325-2454. A webcast will also be available via http://public.viavid.com/index.php?id=110196. A replay of the call will be available through August 5th, 2014 by dialing #1-858-384-5517, access code: 8079702.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.2164 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2014.

About Zuoan Fashion Limited

Zuoan Fashion Limited is a leading design-driven fashion casual menswear company in China, and is head-quartered in Shanghai.  Zuoan offers a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.  Through extensive networks of distributors and retail stores, Zuoan sells its products in 31 of China’s 32 provinces and municipalities. As of March 31, 2014, Zuoan had 1,087 stores located in China.

Safe Harbor

This news release may contain forward-looking information about Zuoan Fashion Limited, which is covered under the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward- looking terminology such as believe, expect, may, will, should, project, plan, seek, intend, or anticipate or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and Zuoan Fashion Limited's future performance, operations, and products.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Actual performance results may vary significantly from expectations and projections. Further information regarding this and other risk factors are contained in Zuoan’s public filings with the U.S. Securities and Exchange Commission.

All information provided in this news release and in any attachments is as of the date of the release, and the companies do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact Information
John Low
Email: john.low@zuoancn.com

ICR, LLC
William Zima
Phone: +86-10-6583-7511

Zuoan Investor Relations Department
US: 1-646-308-1614

 ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months period ended March 31
	2013	2014	2014
	RMB	RMB	US$
(in thousands)
Revenues	296,254	189,179	30,432
Cost of goods sold	(160,802)	(113,661)	(18,284)
Gross profit	135,452	75,518	12,148
Other income	1,888	1,430	230
Selling and distribution expenses	(26,463)	(24,630)	(3,962)
Administrative expenses	(10,309)	(12,356)	(1,988)
Finance costs	(1,941)	(2,256)	(363)
Profit before taxation	98,627	37,706	6,066
Income tax expense	(24,822)	(9,806)	(1,577)
Profit after taxation	73,805	27,900	4,488

Other comprehensive loss:
Foreign exchange difference arising from translation of foreign currency financial statements	(858)	805	129
Total comprehensive income for the periods	72,947	28,705	4,617

Earnings per share (RMB):
Basic earnings per share	0.66	0.25	0.04
Diluted earnings per share	0.66	0.25	0.04

Weighted average basic no. of shares (‘000)	111,276	111,276
Weighted average diluted no. of shares (‘000)	111,276	111,276

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As of December 31	As of March 31
(in thousands)	2013	2014	2014
ASSETS	RMB	RMB	US$

Non-current assets
Property, plant and equipment	17,377	13,923	2,240

Current assets
Inventories	24,629	36,141	5,814
Trade and other receivables	450,983	286,434	46,077
Prepayments	94	-	-
Fixed deposits – pledged	41,800	58,160	9,356
Cash and cash equivalents	1,227,402	1,461,655	235,129
	1,744,908	1,842,390	296,376
Total assets	1,762,285	1,856,313	298,615

EQUITY AND LIABILITIES

Share capital	185	185	30
Share premium	426,165	426,165	68,555
Reserves	49,165	50,269	8,086
Retained profits	1,007,517	1,035,417	166,562
Total equity	1,483,032	1,512,036	243,233

LIABILITIES

Current liabilities
Trade and other payables	124,398	185,167	29,787
Interest-bearing bank borrowings	149,550	148,910	23,954
Income tax payable	5,305	10,200	1,641
Total liabilities	279,253	344,277	55,382
Total equity and liabilities	1,762,285	1,856,313	298,615

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Three months period ended March 31
	2013	2014	2014
(in thousands)	RMB	RMB	US$
Cash flows from operating activities
Profit before taxation	98,627	37,706	6,066
Adjustments for :
Depreciation of property, plant and equipment	588	3,276	527
Equity-settled employees benefit expenses	457	299	48
Interest expenses on bank borrowings	1,941	2,256	363
Loss on disposal of property, plant and equipment	183	178	29
Interest income	(1,888)	(1,430)	(230)

Operating profit before working capital changes	99,908	42,285	6,802
Increase in inventories	(17,909)	(11,512)	(1,852)
Decrease in trade and other receivables	143,613	164,549	26,470
Decrease in prepayments	-	94	15
(Increase)/decrease in fixed deposits pledged	1,021	(16,360)	(2,632)
Increase in trade and other payables	7,305	60,769	9,776
Cash generated from operations	233,938	239,825	38,579
Interest paid	(1,941)	(2,256)	(363)
Income tax paid	(23,786)	(4,911)	(790)
Net cash generated from operating activities	208,211	232,658	37,426

Cash flows from investing activities
Acquisition of property, plant and equipment	(9)	-	-
Interest received	1,888	1,430	230
Net cash (used in)/generated from investing activities	1,879	1,430	230

Cash flows from financing activities
Bank loans obtained	16,150	64,360	10,353
Repayment of bank loans	(13,400)	(65,000)	(10,456)
Net cash (used in)/generated from financing activities	2,750	(640)	(103)

Net increase in cash and cash equivalents	212,840	233,448	37,554
Exchange difference	(858)	805	129
Cash and cash equivalents at beginning of the periods	918,451	1,227,402	197,446
Cash and cash equivalents at end of the periods	1,130,433	1,461,655	235,129

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zuoan Fashion Limited

Date: July 29, 2014	By:	/s/ JAMES JINSHAN HONG
	Name:	James Jinshan Hong
	Title:	Chairman and Chief Executive Officer